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LOS ANGELES • NEW YORK • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY
December 12, 2007
Ms. Michele M. Anderson,
   Legal Branch Chief, AD11,
     Division of Corporation Finance,
       Securities and Exchange Commission,
         100 F Street, N.E.,
           Washington, DC 20549.

Re:	EchoStar Holding Corporation Registration Statement on Form 10 File No. 001-33807
Dear Ms. Anderson:
          On behalf of EchoStar Holding Corporation (the “Company”), we have set forth below the Company’s responses to the comments contained in the Staff’s comment letter, dated December 6, 2007, relating to the registration statement on Form 10 (File No. 001-33807) (the “Registration Statement”) filed by the Company on November 6, 2007. The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment reflects the Company’s responses to the Staff’s comments as well as certain updating information and conforming changes resulting therefrom. We are also providing courtesy hard copies of the Amendment, and this letter, including a version of the Amendment marked to reflect changes from the November 6 filing, to you, as well as to Michael Henderson, Dean Suehiro and Jay H. Knight of the Staff.
          The Company anticipates that EchoStar Communications Corporation (“ECC”) will be in a position to distribute shares of the Company’s common stock to ECC’s shareholders on January 1, 2008, with trading in those shares to commence on January 2, 2008, and would therefore aim to have the Registration Statement declared effective on or about December 27, 2007, the anticipated record date for the distribution. Completing

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the distribution and enabling the Company to commence operations as a separate publicly-traded company as of the first of the year is of great importance to ECC and the Company and the Staff’s assistance in facilitating this schedule would be greatly appreciated.
          Except as otherwise specifically noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. The Company also acknowledges that the Staff’s comments or any changes in the disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement, and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.
          To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment. As a result of changes to the draft Registration Statement, some page references have changed. The page references in the Staff’s comments refer to page numbers in the information statement included in the Registration Statement filed on November 6, 2007; the page numbers in the Company’s responses refer to page numbers in the information statement included in the Amendment.
1.	General

Please file your exhibits, such as the separation and other agreements with EchoStar Communications Corporation, as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding them.

The Company acknowledges the Staff’s comment. All of the exhibits listed in the exhibit index to the Registration Statement that were not previously filed, have been filed with the Amendment.

2.	Exhibit 99.1 Information Statement

We note a number of blank spaces throughout your information statement concerning material financial amounts, among other things. Please include this disclosure in your revised information statement as soon as practicable. Note that we may have additional comments once you have provided this disclosure.

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The Company acknowledges the Staff’s comment and has updated the disclosures to the extent practicable at this stage in the revised information statement filed as part of the Amendment. The Company confirms that it will include disclosure in respect of the few remaining blank spaces in the revised information statement as promptly as practicable.

3.	General Risks Affecting Our Business, page 3

In the last paragraph on page three, you state there is a significant risk that in the future you will be required to record a substantial impairment charge relating to one or more satellites. Please quantify and disclose an estimate or range of the amount you mean when you refer to a “substantial impairment charge.” Please revise the corresponding risk factor on page 16 and include an analysis of the potential impact on your results of operations in the MD&A section as well.

Because the Company has not historically operated a fixed satellite services business, it is difficult to predict with certainty whether and to what extent it would record any future impairment charge in respect of the contributed satellites. In response to the Staff’s comment, however, the Company has revised pages 3, 17, 55 and 78 of the Amendment in order to provide an estimate of the charges that may be recorded by the Company if one or more of the Company’s satellites were impaired.

4.	Risks Affecting Our Set Top Box Business, page 5

In the fourth bulleted paragraph on page five, please clarify what you mean by the “Tivo jury verdict.” You may cross reference your more in-depth explanation on page 22 if desired.

The Company has revised page 5 of the Amendment in response to the Staff’s comment to provide an introductory sentence that explains what the “Tivo jury verdict” is.

5.	Questions and Answers about the Spin-Off, page 12

Please provide a question and answer that sets forth what the relationship will be between EHC and ECC post-spin-off.

The Company has revised pages 12-13 of the Amendment in response to the Staff’s comment to provide a question and answer that describes what the relationship will be between the Company and ECC post-spin-off.

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6.	Questions and Answers about the Spin-Off, page 12

Please provide a question and answer that informs EchoStar Communications’ shareholders whom they can contact to get more information about the spin off.

In response to the Staff’s comment, the Company has revised page 15 of the Amendment to provide a question and answer that informs ECC’s shareholders whom they can contact to get more information about the spin-off.

7.	What is the reason for the spin-off, page 13

Please also disclose the costs and risks associated with the spin-off that the board of directors of ECC considered.

The Company has revised pages 9-10 and 13-14 of the Amendment in response to the Staff’s comment to disclose the costs and risks associated with the spin-off that the board of directors of ECC considered.

8.	Risk Factors, page 15

As you currently depend on ECC for substantially all of your revenue, please provide a separate risk factor relating to the potential material negative consequences that may result if ECC engages in a business combination transaction with a third party post-spin-off. A summary of this risk factor should also be included in the section titled “General Risks Affecting Our Business” on page 3 of the Information Statement as well.

The Company has revised pages 4 and 18 of the Amendment in response to the Staff’s comment.

9.	The Spin-Off, page 31

Please provide a section that discusses the interests of EHC’s officers and directors in the spin-off.

The Company has revised page 35 of the Amendment in response to the Staff’s comment to provide a section that discusses the interests of the Company’s officers and directors in the spin-off.

10.	Treatment of Fractional Shares, page 33

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Disclose whether any brokerage or other fees will be paid in connection with selling aggregated fractional shares and who will pay those fees.

The Company has revised pages 35-36 of the Amendment in response to the Staff’s comment to disclose that the distribution agent may incur brokerage fees in connection with selling aggregated fractional shares and that the Company will reimburse the distribution agent for these fees.

11.	Treatment of ECC Stock Incentive Awards, page 33

Disclose whether the stock options and other stock-based awards held by ECC officers and directors will be treated the same in the distribution as those held by other employees.

The Company has revised page 36 of the Amendment in response to the Staff’s comment. All stock options and other stock-based awards, including those held by ECC officers and directors, will be treated the same in the distribution.

12.	Option Awards, page 34

For illustrative purposes, please provide an example of how an ECC Option will be converted into an EHC Option and an Adjusted ECC Option on the record date.

The Company has revised pages 36-37 of the Amendment in response to the Staff’s comment to provide an illustrative example of how an ECC Option will be converted into an EHC Option and an Adjusted ECC Option.

13.	Option Awards, page 34

Please tell us how you are accounting for these awards and the awards described under “Restricted Stock Unit Awards” as well as the basis for your accounting. Include in your response references to the appropriate accounting literature. Also, tell us why the accounting for these awards is not reflected or required to be disclosed in the pro forma financial statements.

Pursuant to SFAS 123R, ECC is treating the equity restructuring as a modification to the outstanding option and restricted stock unit awards. The plan documents for the outstanding awards include antidilution provisions and no change was made to the antidilution provisions in contemplation of the equity restructuring. Further, the Company has compared the fair value of the modified awards with the fair value of the original awards immediately before the modification in accordance with paragraph 51 of SFAS 123R. The modification has been designed to equalize the fair value of the

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awards before and after the modification and as a result no incremental cost is recognized.

The stock-based compensation costs are reflected in the Company’s historical statement of operations and pro forma adjustments in fixed satellite services cost of sales, general and administrative and research and development expenses. The amount of stock compensation expense was $2.9 million and $3.7 million on a historical and pro forma basis, respectively. The historical amounts are reflected in Note 3 of the “Combined Financial Statements of EchoStar Holding Corporation” beginning on page F-14. The pro forma amounts are not reflected separately because they are deemed immaterial.

14.	Material U.S. Federal Income Tax Consequences..., page 35

Please disclose when you will obtain the tax opinion from White & Case LLP, and whether EchoStar Communications can waive the receipt of this tax opinion as a condition to the spin-off.

The Company has revised pages 10, 14, 27, 39, 42 and 112 of the Amendment in response to the Staff’s comment to clarify that the tax opinion of White & Case LLP will be delivered on the distribution date and that ECC may waive this condition.

15.	Material U.S. Federal Income Tax Consequences..., page 35

In the first bulleted sentence on page 36, please delete the mitigating word “generally,” or else provide an explanation on what taxable income, gain or loss will be attributable to ECC.

The Company has revised page 39 of the Amendment in response to the Staff’s comment to delete the word “generally” and to explain that there may be gain or loss recognized under the applicable Treasury Regulations governing consolidated tax returns.

16.	Unaudited Pro Forma Combined and Adjusted Statements of Operations, page 44

It appears to us that the caption, “ECC cost of sales,” excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. If so, revise your presentation to comply with SAB 11:B, as applicable, by identifying the amount of applicable depreciation that is excluded from this caption. Also, revise page 40 accordingly.

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In response to the Staff’s comment, the Company will add the parenthetical disclosure required by SAB Topic 11:B to its “Cost of Sales” financial statement caption on page 43 of the Amendment and, similar to ECC, the Company has included in the pro forma notes on page 51 of the Amendment a detailed schedule of depreciation and amortization expense.

17.	Unaudited Pro Forma Combined and Adjusted Statements of Operations, page 44

Please provide the pro forma earnings per share and shares outstanding here and on page 40.

The Company has revised page 43 and pages 47-48 of the Amendment in response to the Staff’s comment to provide pro forma earnings per share and shares outstanding.

18.	Adjustments to Pro Forma Combined Statements of Operations, page 48

Please refer to adjustment (i). Tell us why the adjustment is appropriate under Rule-11 02(b)(ii) and (iii) of Regulation S-X. Also, tell us how you determined that the amount of the adjustment was appropriate.

As noted on page 51 of the Amendment, the net assets to be contributed by ECC to the Company in connection with the spin-off will include $1 billion of cash. Pursuant to SEC Accounting Disclosure Rules and Practices Official Text, pro forma adjustments typically include the effects of additional financings necessary to complete a transaction. The receipt of the $1 billion of cash by the Company is expected to have a continuing impact on the Company and is factually supportable based upon the Separation Agreement, the form of which has been filed as an exhibit to the Registration Statement. The amount of interest income was calculated assuming that $1 billion was contributed on January 1, 2006 and was invested in marketable instruments similar to those held by ECC in its marketable investment securities portfolio, using ECC’s weighted-average interest rate earned on that portfolio.

19.	Adjustments to Pro Forma Combined Statements of Operations, page 48

Please refer to adjustments (k), (1) and (m). Tell us and disclose the factors you considered in concluding that the deferred tax asset valuation allowance requires to be released or reversed.

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The Company has evaluated the release of its tax asset valuation allowance pursuant to the guidance provided in paragraphs 17 through 25 of SFAS 109. Accordingly the Company has assessed all available positive and negative evidence as well as the relative impact and weight of the evidence available. Based upon this evaluation the Company believes the deferred tax asset valuation allowances for the Company and for Sling Media, Inc. are required to be released and are appropriate pro forma adjustments based upon the following evidence:
•	The Company’s September 30, 2007 pro forma statement of operations shows positive income; and

•	As of the distribution date, the Company will have commercial agreements with ECC for the sale of set-top boxes, and the rental of uplink capacity and satellite transponder space. The commercial agreements, together with certain existing third-party contracts, are expected to result in the Company having taxable income for the foreseeable future.
As a result, the Company expects that it will be able to use all of its federal net operating losses before they expire, including those attributable to Sling Media, Inc., after taking into consideration the limitations prescribed by Section 382 of the Internal Revenue Code on their use. Additionally, the Company expects sufficient capital gains to offset any realized capital losses within the statutory period as related to the impairments included in the deferred tax assets.

Furthermore, in response to the Staff’s comment, the Company has revised pages 51-52 of the Amendment to disclose the factors that the Company considered in making its determination with respect to the deferred tax asset valuation allowance.

20.	Adjustments to Pro Forma Combined Statements of Operations, page 48

Please refer to adjustment (p). Tell us why the preliminary excess purchase price is not allocated to other intangible assets under paragraph 39 of SFAS 141.

The final valuation for the purchase of Sling Media, Inc. has not been completed. However, in response to the Staff’s comment, the Company has revised pages 51-52 of the Amendment to disclose the significant liabilities and intangible assets likely to be recognized as well as uncertainties that effect amortization periods assigned to the assets.

21.	Management’s Discussion and Analysis..., page 50

Please include an “Overview” section to provide investors with an executive level introduction to EHC, its products and services, and the matters with

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which management is concerned primarily in evaluating the company’s financial condition and operating results. The Overview section should address the following:
•	the economic or industry wide factors relevant to the company;

•	a discussion of how the company earns revenue and income; and

•	insight into material opportunities, challenges, risks, material trends or uncertainties.
The Company has revised the Amendment in response to the Staff’s comment. Please see “Executive Overview” on pages 54-55 of the Amendment.

22.	Management’s Discussion and Analysis..., page 50

Please discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands or uncertainties that may affect the company’s financial condition. Challenges that should be discussed include the transition from being a wholly-owned subsidiary to a publicly-traded company (including paying for the increased costs associated with being a public company), the company’s ability to generate growth notwithstanding the declining sales of set-top boxes in fiscal years 2006 and 2005, and any plans for expansion. Additionally, in light of the fact that you have historically sold your set-top boxes and related components to ECC at cost, please discuss the anticipated effects to your revenue and net income as a result of your ability post-spin-off to sell these item to ECC at cost plus an agreed upon margin.

The Company has revised the Amendment in response to the Staff’s comment. Please see “Executive Overview” on pages 54-55 of the Amendment.

23.	Results of Operations, page 52

We refer to the disclosure at the bottom of page 53. When demonstrating the usefulness of the non-GAAP measure, please refrain from using boilerplate and provide a statement that is specific to you, the particular measure, the nature of your business and the manner in which your management assesses the measure and applies it to management decisions. See Item 10(e)(1)(i) of Regulation S-K and revise accordingly.

The Company has revised pages 59-60, 62 and 64 of the Amendment in response to the Staff’s comment.

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24.	Liquidity and Capital Resources, page 58

Discuss whether your existing cash, cash equivalents, marketable investment securities, cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months. Please also provide a discussion regarding the company’s ability to meet its long-term liquidity needs. Note that we consider “long-term” to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

The Company has revised pages 65-66 of the Amendment in response to the Staff’s comment.

25.	Liquidity and Capital Resources, page 58

Provide a summary of the material provisions of your debt obligations, such as repayment terms, financial covenants, ratios, events of default, etc.

Current and long-term debt obligations for the Company consist almost entirely of satellites financed under capital lease obligations. The terms of these leases are disclosed under “Capital Lease Obligations” on page 69 of the Amendment and Note 4 of the “Statement of Net Assets to be Contributed by EchoStar Communications Corporation” on pages F-38 and F-39 of the Amendment. In addition, as set forth in Note 4 of the “Statement of Net Assets to be Contributed by EchoStar Communications Corporation”, the Company has an $8.1 million note for EchoStar IX satellite vendor financing, payable over 14 years from launch, which occurred in August 2003, and a $0.3 million mortgage due in installments through 2015. Neither the note nor the mortgage is material to the Company.

26.	Free Cash Flow, page 59

We note that purchases of property and equipment for the six months ended June 30, 2007 increased approximately $77 million, or more than 10 times the same period in 2006. Please discuss whether, and to what extent, you expect this level of spending to change in the future.

In response to the Staff’s comment, the Company has revised page 67 of the Amendment. The increase in purchases of property and equipment for the six months ended June 30, 2007 primarily relates to the construction of the CMBStar satellite disclosed on pages 81-82 of the Amendment. As discussed on page 81 of the Amendment, CMBStar is scheduled to be completed during the second quarter

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of 2008. Based on the expected satellite-related obligations disclosed under “Other Liquidity Items — Obligations and Future Capital Requirements,” on page 68 of the Amendment, the Company expects 2008 purchases of property and equipment to decrease from the 2007 levels.

27.	Free Cash Flow, page 59

We note that you state in the last sentence on page 59 that future capital expenditures could increase or decrease depending on the strength of the economy, strategic opportunities or other factors. Please expand your discussion of these factors and how specifically each might affect future capital expenditures.

The Company has revised page 67 of the Amendment in response to the Staff’s comment.

28.	Fixed Satellite Services, page 70

We note that you currently have “substantial unused satellite capacity” and the carrying amounts of the satellites are “reviewed at least annually in order to determine if an impairment charge is warranted.” We also note your disclosure on page 22 that states “the supply of satellite capacity has increased in recent years, which will make it more difficult for us to sell our services in certain markets and to price our capacity at acceptable levels.” Considering the spin-off and the contribution of certain assets and liabilities by ECC, please tell us and disclose whether you tested the satellites for recoverability under SFAS 144 and the results of such test. If you did not perform a test for recoverability, tell us why such test was not required to be performed under SFAS 144.

The satellite assets to be contributed by ECC to the Company will continue to be used by ECC for its consumer pay-TV business until the distribution date for the spin-off. The Company believes that the spin-off may be deemed a triggering event under SFAS 144 because there will be a significant change in the manner in which the satellites will be used. As such, it is expected that following the distribution date for the spin-off the Company will perform an evaluation of the satellites to be contributed for recoverability.

While the Company has certain commercial agreements with ECC and other third-parties, it is continuing to develop its business plan and estimate its future cash flows based on the intended use of the satellites. The Company believes that a conclusion that an initial impairment to these satellites exists would be inconsistent with the Company’s expectations for the development of its fixed satellite service business and the expected resulting cash flows. However, the Company also believes that it is important to alert investors to the potential risks associated with the spin-off, the creation of an independent company and the potential that the Company’s expectations may not be realized.

In connection with the preparation of the pro forma financial statements, the Company performed a preliminary assessment of the recoverability of the satellites to be contributed by ECC as if the spin-off had been consummated and preliminarily concluded that the recoverability of the satellites will not be impaired as of the distribution date. The Company’s preliminary assessment of the recoverability of the satellites is based upon estimates of future cash flows for the expected service potential of the satellites, including future expenditures necessary to develop the Company’s business use of the satellites, which is analogous to the guidance described in paragraph 20 of SFAS 144.

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In response to the Staff’s comment, the Company has added the additional underlined disclosure in note 3 to the Statement of Net Assets on page F-37 of the Amendment as follows:

Long-Lived Satellite Assets. ECC accounts for impairments of long-lived satellite assets in accordance with the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 requires a long-lived asset or asset group to be tested for recoverability whenever events or changes in circumstance indicate that its carrying amount may not be recoverable. Based on the guidance under SFAS 144, ECC evaluates its satellite fleet for recoverability as one asset group. While certain of the anomalies discussed above, and previously disclosed, may be considered to represent a significant adverse change in the physical condition of an individual satellite, based on the redundancy designed within each satellite and considering the asset grouping, these anomalies (none of which caused a loss of service to subscribers for an extended period) are not considered to be significant events that would require evaluation for impairment recognition pursuant to the guidance under SFAS 144. Unless and until a specific satellite is abandoned or otherwise determined to have no service potential, the net carrying amount related to the satellite would not be written off.
Upon contribution of these satellites, EHC will be required to perform its own analysis of each satellite for recoverability. EHC’s conclusion regarding the recoverability of each satellite may be different from the conclusion reached by ECC.
29.	Management, page 81

Please clarify this section so that it is clear which individuals will comprise your directors and executive officers immediately after the distribution. For example, we note that Steven B. Schaver is listed as the President of EchoStar International Corporation, but there is no disclosure regarding the relationship of this entity to EHC after the spin-off. Additionally, please state the month and year in which each EHC director began serving in such capacity, and each director’s term of office.

The Company has revised pages 89-90 of the Amendment in response to the Staff’s comment.

30.	Compensation Discussion and Analysis, page 84

We note that you include the ECC CD&A and executive compensation tables for 2006. Please advise us of the relevance of the disclosure of 2006 compensation paid by ECC to an understanding of the amount of compensation each officer will be paid by EHC, particularly given that:
•	EHC comprised only a portion of ECC’s business;

•	the disclosure does not necessarily address the compensation policies and philosophies of three EHC NEOs who were not NEOs of ECC; and

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•	one of the main objectives of the spin off is to “offer [y]our employees incentive opportunities linked to [y]our performance as an independent, publicly traded company.”
All of the Company’s officers have historically been compensated by ECC. Because there is no history of the Company compensating officers and, following the spin-off, the Company expects that its compensation policy will be similar to that of ECC, the Company believes that including ECC’s CD&A and executive compensation tables for 2006 is appropriate in order for investors to understand the past compensation policy that ECC has applied to the Company’s officers. Further, the Company has relied on Item 1.01 of Section 1 Item 402 — General Guidance, the SEC Interpretive Responses Regarding Particular Situations [January 24, 2007], in concluding that this disclosure is required pursuant to Item 402 of Regulation S-K, because of the continuity of management following the spin-off and the fact that the Company is not a subsidiary of ECC with new management whose spin-off by ECC could be treated as the IPO of a new spun-off registrant.

Notwithstanding the fact that the Company comprised only a portion of ECC’s business and that Messrs. Jackson, Schaver and Dodge were not NEOs of ECC in 2006, Messrs. Jackson and Schaver are NEOs of the Company and the Company expects that the compensation policies for its NEOs will be similar to that of ECC. Furthermore, the Company has included Messrs. Jackson, Schaver and Dodge in each of the compensation tables for 2006. Also, two of the Company’s NEOs, Messrs. Dodge and Han, will continue to be solely compensated by ECC and, under the Management Services Agreement, the Company will make payments to ECC for a portion of the costs attributable to such persons, as disclosed on pages 92-93 and 97 of the Amendment. Therefore, the Company believes that the current disclosure relating to ECC CD&A is the most appropriate way for investors to understand how the Company expects to conduct its compensation policy after the spin-off.

31.	Compensation Discussion and Analysis, page 84

The first paragraph states that the CD&A describes “the ways in which we anticipate that our compensation policy will differ from that of ECC after we become an independent public company.” Nevertheless, the discussion that follows states that you expect that your compensation committee and board will continue to take a “similar approach” to compensation, determine salaries in a “similar manner,” apply the “same policies and principles” as ECC, etc. Please provide specific disclosure of the ways in which you expect that your compensation policy will differ from ECC’s policy. It appears that

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at least some consideration has been given to distinguishing your future compensation program given the emphasis the ECC board placed on better aligning employee incentive compensation arrangements as a reason for conducting the spin-off.

The Company expects that, following the spin-off, its compensation policies will be similar to the policies of ECC and does not anticipate that it will differ in any material way. The Company has clarified its disclosure on pages 92-93 of the Amendment to respond to the Staff’s comment that the disclosure indicates that the Company’s compensation policy will differ from that of ECC. The Company believes that the disclosure on pages 92-93 of the Amendment is now consistent with the remainder of the CD&A section and accurately reflects the Company’s belief that its compensation policies will be similar to those of ECC following the spin-off. Although the Company expects that its compensation plans and policies will be similar to those of ECC, its compensation plans and policies will, as is the case at ECC, allow the Company’s compensation committee and board of directors to exercise discretion in establishing individual levels of compensation going forward. The Company’s board of directors and compensation committee will also have the authority to amend or terminate the Company’s compensation plans and policies and to establish new or revised plans and policies in the future. In addition, the Company will use its stock rather than ECC stock for its stock-based compensation plans, which will more closely align the Company’s incentive arrangements with its performance. Therefore, the spin-off allows the Company’s board of directors to create effective management incentives that are tied to the Company’s performance without necessarily expecting that its compensation philosophy will materially differ from that of ECC historically.

32.	Compensation Discussion and Analysis, page 84

Please clarify your disclosure in this section so that it is clear which entity, EHC or ECC, will be compensating each named executive officer. Additionally, for any executive officers receiving compensation from both EHC and ECC, please discuss how the compensation paid by one entity may affect the compensation decisions of the other entity.

The Company has revised the “Management — Compensation Discussion and Analysis” section of the Amendment beginning on page 92 of the Amendment in response to the Staff’s comment to clarify when the Company, ECC or both will be compensating each named executive officer.

33.	Compensation Discussion and Analysis, page 84

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You state on page 93 that you will have no employment contracts with any of your NEOs at the time of the spin-off. Address how you will determine the NEOs’ compensation for the near term.

ECC currently directly compensates and will continue to directly compensate two of the Company’s NEOs, Messrs. Han and Dodge, for all of their services. Pursuant to the terms of the Management Services Agreement between the Company and ECC, the Company will make payments to ECC for a portion of ECC’s personnel costs for Messrs. Han and Dodge (taking into account salary and fringe benefits) based upon the anticipated percentages of time to be spent by these NEOs performing services for the Company. Compensation for Messrs. Han and Dodge is determined by ECC.

In respect of the Company’s three remaining NEOs, Messrs. Ergen, Jackson and Schaver, the Company will determine their compensation for the near term in a manner similar to the historical compensation policies of ECC, as disclosed on pages 92-103 of the Amendment.

34.	Going Forward, page 88

So that relevant information is grouped together for ease of reference, please move and incorporate your EHC Incentive Plan discussion from page 94 into this section.

In response to the Staff’s comment, the Company has moved the discussion of the Company’s Stock Incentive Plan to page 95 of the Amendment. This discussion has been further revised in response to comment No. 35 of the Staff.

35.	Executive Compensation, page 89

Summarize the anticipated material terms of the various incentive plans that you plan to establish prior to the completion of the spin-off rather than simply stating that they will be “substantially similar” to ECC’s incentive plans.

In response to the Staff’s comment, the Company has revised pages 95-96 of the Amendment and has included a summary of the proposed material terms of the Company’s various incentive plans.

The Company has made corresponding changes to the section of the Amendment under the caption “Certain Intercompany Agreements — Employee Matters Agreement”.

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36.	Fiscal 2006 Summary Compensation Table, page 90

It appears that the reference in the table to footnote (1) is inadvertently duplicated to both Bernard L. Han and the Option Awards column, thus affecting the corresponding disclosures for footnotes (2) through (4). Please revise or advise.

The Company has revised page 98 of the Amendment in response to the Staff’s comment. The Option Awards column should reference footnote (2), Non-Equity Incentive Plan Compensation should reference footnote (3), and All Other Compensation should reference footnote (4).

37.	Option Exercises and Stock Vested in Fiscal 2006, page 93

We note that footnote reference (2) in the Value Realized on Vesting column has no corresponding footnote disclosure. Please revise or advise.

The Company has revised page 101 of the Amendment to delete the footnote reference (2) in response to the Staff’s comment.

38.	Certain Intercompany Agreements, page 100

Disclose when you anticipate you will finalize the terms of the various agreements summarized throughout this section. To the extent possible, provide an expanded discussion of the material terms of each agreement, including quantified disclosure of amounts payable, when you must pay ECC, termination provisions, etc. Also revise your MD&A to provide a quantified discussion of the financial commitments you will have to ECC, ongoing or otherwise, in connection with the separation.

The Company has revised the disclosure on pages 109-115 of the Amendment in response to the Staff’s comment. The Company advises the Staff that it believes that the disclosure of financial commitments to ECC in MD&A is not necessary because the Company will not have any future financial commitments to ECC as of the distribution date of the spin-off. The only payments that the Company anticipates making to ECC following the spin-off are for shared management services that arise after the spin-off pursuant to the Management Services Agreement, transition employment services that the Company receives in its discretion from ECC after the spin-off pursuant to the Transition Services Agreement, receiver remanufacturing services that the Company elects to purchase from ECC in its discretion following the spin-off pursuant to the Remanufactured Receiver Agreement, installation services that the Company elects to purchase from ECC in its discretion following the spin-off pursuant to

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the Installation Services Agreement, and packaging services that the Company elects to purchase from ECC in its discretion following the spin-off pursuant to the Packout Agreement.

39.	Where You Can Find More Information, page 109

Please revise your disclosure to reflect our current address, 100 F Street, N.E., Washington, D.C. 20549.

The Company has revised page 119 of the Amendment in response to the Staff’s comment.

40.	Statement of Net Assets to be Contributed by EchoStar Communications Corporation/3. Satellites, page F-37

Please refer to Note 4, Long-Lived Satellite Assets, on page F-26 of the Form 10-K of EchoStar Communications Corporation. Please provide similar anomalies disclosures here or tell us why the disclosures are not necessary.

The Company has revised page F-37 of the Amendment in response to the Staff’s comment.

41.	Updating

Please update your financial statements under Rule 3-12 of Regulation S-X.

The Company notes the Staff’s comment and has updated its financial statements in the Amendment in accordance with Rule 3-12 of Regulation S-X.
*     *     *     *
                    The Company is grateful for the Staff’s assistance in this matter. The Company looks forward to continuing to work with the Staff, with the hope that the Staff will be able to complete its review of the Registration Statement by December 27, 2007.
                    If you have any questions or comments concerning the matters discussed above, please call me on (650) 461-5620.

Ms. Michele M. Anderson	-18-

Very truly yours,
/s/ Scott D. Miller
Scott D. Miller

cc:	Michael Henderson
Dean Suehiro
Jay H. Knight
(Securities and Exchange Commission)

Bernard L. Han
R. Stanton Dodge
Robert F. Rehg
(EchoStar Communications Corporation)

Manny J. Fernandez
Blaine Versaw
(KPMG LLP)

Daniel G. Dufner
(White & Case LLP)